Exhibit 7.1

August 26, 2011

Dear Shareholders,

Just over a year ago I assumed the role as the company's President and Chief Executive Officer and began efforts to reduce debt, build product value and raise capital. It is with great respect that I address our company’s supporters to provide you with insight into the company’s progress during the first six months of 2011.

Clinical Progress
Bioheart continues to lead the competition in the quest for FDA approved cell therapy treatments for cardiac patients. We remain one of the only companies with FDA approval of advanced phase trials using stem cells in the heart. Based on the positive results from part one of the MARVEL trial, we recently submitted and received FDA acceptance of a streamlined protocol. These changes will allow us to achieve the same statistical powering while allocating fewer resources.

In addition to the late stage MARVEL trial for MyoCell, we have developed a clinical program for our second generation product MyoCell SDF-1. This is the first combined cell and gene therapy product to gain FDA approval for clinical trials in cardiac patients. Last quarter, the FDA accepted our proposed protocol changes for the phase I REGEN trial to be completed at three leading US cardiac centers: Columbia University Medical Center, Minneapolis Heart Institute Foundation, and Mount Sinai Medical Center.

Financial Results

In Q1 – Q2 2011 we have raised $1,042,000 in investments and continue to work tirelessly to source additional capital investment. While we haven’t yet achieved the financial strength that we would like, we continue our efforts to meet our ongoing demands while still looking forward to re-launching our MARVEL trial.

Establishing the Market in Regenerative Medicine

Bioheart is committed to maintaining our leading position within the cardiovascular sector of the cell technology industry delivering cell therapies and biologics that help address congestive heart failure, lower limb ischemia, chronic heart ischemia, acute myocardial infarction and other cardiac issues.  In particular, we are focused on securing funding to continue the second phase of the MARVEL trial. In the first phase of this trial, the treated patients, on average, had a 91 meter improvement in their six minute walk distance—an astonishing result of 35% improvement in a relatively short period.  Our success to date would not have come without our substantial commitment and investment in research of regenerative cells for use in cardiac diseases.

Shareholder Action

Enclosed you will find a copy of an Information Statement filed with the SEC. Shareholders holding a majority of the Company’s issued and outstanding common stock executed and adopted a written consent authorizing an increase the number of authorized shares of the Company’s common stock, par value $0.001 per share, from 75,000,000 shares to 195,000,000 shares and an amendment to the Company’s Amended and Restated Articles of Incorporation to reflect such increase. This notice is intended to, and shall constitute, the notice required by Section 607.0704(3), Florida Statutes.

THANK YOU for your continued support in Bioheart. We look forward to updating you on our growth and progress in the coming year.

Warm Regards,

 /s/ Mike Tomas

Mike Tomas
President and CEO